Result of Annual Meeting to Shareholders

The Annual Meeting of Shareholders of High Income Opportunity Fund Inc. was held on April 29, 2005, for the purpose of considering and voting upon the election of two Class I Directors, each for a three-year term. The following table provides information concerning the matters voted upon at the Meeting:
Election of Directors*

Nominees                   Votes For                    Votes Withheld
Lee Abraham		  63,148,742		           2,603,669
Richard E. Hanson, Jr.	  63,231,605			   2,520,806

* The following Directors, representing the balance of the Board of Directors, continue to serve as Directors: Jane F. Dasher,
	Donald R. Foley, R. Jay Gerken, Paul Hardin,
	Roderick C. Rasmussen and John P. Toolan.